SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

(AMENDMENT NO. 1)

NATIONAL PROPERTY INVESTORS 7

(Name of the Issuer)

NATIONAL PROPERTY INVESTORS 7

NPI EQUITY INVESTMENTS, INC.

AIMCO/IPT, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

SH PARTNERS, L.P.

AIMCO SH, L.P.

AIMCO SH, L.L.C.

AIMCO PROPERTIES, L.P.

AIMCO-GP, INC.

(Names of Person(s) Filing Statement)

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

NONE

(CUSIP Number of Class of Securities)

MARTHA L. LONG

55 BEATTIE PLACE

P.O. BOX 1089,

GREENVILLE, SOUTH CAROLINA 29602

(864) 239-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

JONATHAN L. FRIEDMAN

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071

(213) 687-5000

AND

JOSEPH A. COCO

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

(212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A,
Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[	]	The filing of a registration statement under the Securities Act of 1933.
c.	[	]	A tender offer.
d.	[	]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*

$7,750,000

*      $7,750,000 is the gross purchase price for the property to be sold. Based on the current fee rate of $107 per million, the fee is $829.25.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$829.25	Filing Party: National Property Investors 7
Form or Registration No.	Schedule 14A	Date Filed: February 3, 2006

This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed on February 3, 2006 with the Securities and Exchange Commission in connection with the filing by National Property Investors 7, a California limited partnership (the "Partnership"), of a preliminary consent solicitation statement on Schedule 14A (the "Solicitation Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

As described more fully in the Solicitation Statement, NPI Equity Investments, Inc., the managing general partner of the Partnership (the "Managing General Partner"), had intended to solicit consents from the limited partners of the Partnership to approve the sale of the Partnership's last remaining property, Fairway View II (the "Property"), to SH Partners, L.P. ("SH Partners") in accordance with an agreement (the "Purchase and Sale Agreement") between the Partnership and the California Teachers' Retirement System ("Calstrs"). SH Partners is a joint venture between Calstrs (which owns 66.7%) and certain affiliates of the Partnership (which own the remaining 33.3% interest and act as general partner).

On February 22, 2006, the Partnership received notice from Calstrs that, in accordance with the terms of the Purchase and Sale Agreement, Calstrs had elected to require the Partnership to sell the Property to Calstrs rather than SH Partners. The sale of the Property to Calstrs is subject to obtaining the approval of limited partners of the Partnership, and the Managing General Partner intends to solicit consents to the transaction from limited partners of the Partnership. However, because Calstrs is not affiliated with the Partnership or the Managing General Partner, the transaction is no longer a Rule 13e-3 transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2006

NATIONAL PROPERTY INVESTORS 7

By:	NPI EQUITY INVESTMENTS, INC.,

its Managing General Partner

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

NPI EQUITY INVESTMENTS, INC.

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

AIMCO/IPT, INC.

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

SH PARTNERS, L.P.

By:	AIMCO SH, L.P.,

a Delaware limited partnership,

its general partner

By:	AIMCO SH, L.L.C.,

a Delaware limited liability company,

its general partner

By:	AIMCO PROPERTIES, L.P.,

a Delaware limited partnership,

its sole member

By:	AIMCO-GP, INC.,

a Delaware corporation,

its general partner

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

AIMCO SH, L.P.

By:	AIMCO SH, L.L.C.,

a Delaware limited liability company,

its general partner

By:	AIMCO PROPERTIES, L.P.,

a Delaware limited partnership,

its sole member

By:	AIMCO-GP, INC.,

a Delaware corporation,

its general partner

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

AIMCO SH, L.L.C.,

By:	AIMCO PROPERTIES, L.P.,

a Delaware limited partnership,

its sole member

By:	AIMCO-GP, INC.,

a Delaware corporation,

its general partner

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,

a Delaware corporation,

its general partner

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President

AIMCO-GP, INC.

By:	/s/ Martha L. Long

Martha L. Long

Senior Vice President